GOLDSTEIN & LOGGIA CPA'S, LLC

707 TENNENT ROAD

MANALAPAN, NJ 07726

(732) 617-7004

Goldstein & Loggia CPA's, LLC ("Goldstein") agrees that audit reports on the Legion Works, Inc. (the "Company")'s financial statements for the fiscal year ended December 31, 2022 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to any uncertainty, audit scope or accounting principle.

During the fiscal year ended December 31, 2022 and through the subsequent date of dismissal, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Goldstein on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Goldstein's satisfaction, would have caused Goldstein to make reference to the matter in their report. During the fiscal years ended December 31, 2022 and through the subsequent date of dismissal there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

Goldstein takes no position regarding the board of directors or the Company approving and ratifying the appointment of Alan T. Schiffman, CPA as the Company's independent accounting firm for the fiscal year ending December 31, 2023. The board of directors is responsible for conducting its own due diligence as to the qualifications of any independent accounting firm it appoints. We simply agree that Goldstein & Loggia CPA's LLC will no longer serve as Legion Works, Inc.'s independent accounting firm.

Goldstein + Loggia CPA's, LLC

Goldstein & Loggia CPA's, LLC
March 28, 2024